SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

SCHEDULE 13D

    EASCO, INC.
(Name of Issuer)

Common Stock, $0.01 Par Value
(Title of Class of Securities)

    27033E103
(CUSIP Number)

Mr. Robert B. Leckie
Caradon Inc.
2 Corporate Drive, Office 210
Trumbull, Connecticut 06611
          (203) 445-9135
(Name, Address, and Telephone Number of Person Authorized
to Receive Notices and Communications)

Copy to:
Warner Norcross & Judd LLP
111 Lyon Street, N.W., Ste. 900
Grand Rapids, Michigan 49503
(616) 752-2000
Attention: Tracy T. Larsen

         July 28, 1999
(Date of Event Which Requires Filing of this Statement)

          If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this Schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [   ].

          The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No. 27033E103	13D

(1)	NAME OF REPORTING PERSON: Caradon plc

(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)	[x]
		(b)	[ ]

(3)	SEC USE ONLY:

(4)	SOURCE OF FUNDS BK

(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
	TO ITEMS 2(d) OR 2(e):	[ ]

(6)	CITIZENSHIP OR PLACE OF ORGANIZATION: United Kingdom

NUMBER OF SHARES	(7)	SOLE VOTING POWER:	0
BENEFICIALLY OWNED	(8)	SHARED VOTING POWER:	4,239,470*
BY REPORTING PERSON	(9)	SOLE DISPOSITIVE POWER:	0
WITH	(10)	SHARED DISPOSITIVE POWER:	4,239,470*

(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:	4,239,470*

(12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
	SHARES:	[ ]

(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 43.8%

(14)	TYPE OF REPORTING PERSON: CO

*Caradon plc disclaims beneficial ownership of these shares. See Item 4.

CUSIP No. 27033E103	13D

(1)	NAME OF REPORTING PERSON: Caradon Inc.

(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)	[x]
		(b)	[ ]

(3)	SEC USE ONLY:

(4)	SOURCE OF FUNDS BK

(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
	TO ITEMS 2(d) OR 2(e):	[ ]

(6)	CITIZENSHIP OR PLACE OF ORGANIZATION: Delaware

NUMBER OF SHARES	(7)	SOLE VOTING POWER:	0
BENEFICIALLY OWNED	(8)	SHARED VOTING POWER:	4,239,470*
BY REPORTING PERSON	(9)	SOLE DISPOSITIVE POWER:	0
WITH	(10)	SHARED DISPOSITIVE POWER:	4,239,470*

(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:	4,239,470*

(12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
	SHARES:	[ ]

(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 43.8%

(14)	TYPE OF REPORTING PERSON: CO

*Caradon Inc. disclaims beneficial ownership of these shares. See Item 4.

CUSIP No. 27033E103	13D

(1)	NAME OF REPORTING PERSON: E Acqco Inc.

(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)	[x]
		(b)	[ ]

(3)	SEC USE ONLY:

(4)	SOURCE OF FUNDS BK

(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
	TO ITEMS 2(d) OR 2(e):	[ ]

(6)	CITIZENSHIP OR PLACE OF ORGANIZATION: Delaware

NUMBER OF SHARES	(7)	SOLE VOTING POWER:	0
BENEFICIALLY OWNED	(8)	SHARED VOTING POWER:	4,239,470*
BY REPORTING PERSON	(9)	SOLE DISPOSITIVE POWER:	0
WITH	(10)	SHARED DISPOSITIVE POWER:	4,239,470*

(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:	4,239,470*

(12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
	SHARES:	[ ]

(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 43.8%

(14)	TYPE OF REPORTING PERSON: CO

*E Acqco Inc. disclaims beneficial ownership of these shares. See Item 4.

Item 1.          Security and Issuer.

          The name of the issuer is Easco, Inc. (the "Company"). The address of the Company's principal executive offices is 706 South State Street, Girard, Ohio 44420. The title of the class of equity securities to which this Schedule 13D relates is the Common Stock, $.01 par value, of the Company.

Item 2.           Identity and Background.

          (a), (b), (c) and (f): The information set forth in the "Introduction" and in Section 9 ("Certain Information Concerning Caradon plc, Parent and the Purchaser") of the offer to purchase of Caradon plc, Caradon Inc. ("Parent") and E Acqco Inc. (the "Purchaser") dated August 3, 1999 (the "Offer to Purchase"), and in Annex I thereto, is incorporated herein by reference.

          (d) and (e): Neither Caradon plc, Parent or the Purchaser, nor, to the best of their knowledge, any of the persons listed in Annex I of the Offer to Purchase, has, during the last five years, (i) been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation of such laws.

Item 3.          Source and Amount of Funds or Other Consideration.

          The information set forth in Section 10 ("Source and Amount of Funds") of the Offer to Purchase is incorporated herein by reference.

Item 4.          Purpose of the Transaction.

          This Schedule 13D relates to a tender offer by the Purchaser, an indirect wholly owned subsidiary of Parent, and an indirect wholly owned subsidiary of Caradon plc, to purchase all outstanding shares of common stock, $0.01 par value (the "Shares"), of the Company, at a purchase price of $15.20 per share, net to the seller in cash, without interest, all upon the terms and subject to the conditions set forth in the Offer to Purchase and in the related letter of transmittal (the "Letter of Transmittal"), which, together with any amendments or supplements thereto, collectively constitute the "Offer."

          The Purchaser and Parent have entered into Stockholder Agreements ("Stockholder Agreements"), each dated as of July 28, 1999, with American Industrial Partners Capital Fund, L.P. ("AIP") and all of the Company's directors and executive officers who own shares of the Company's Common Stock. Those stockholders (the "Stockholders") that entered into the Stockholder Agreements collectively own approximately 46% of the outstanding shares of the Company's Common Stock as of July 28, 1999. Under the Stockholder Agreements, each Stockholder agreed, among other things, to validly tender in the Offer the shares beneficially owned by it or him, as well as any Shares subsequently acquired by it or him. The Stockholder Agreements are more fully described in Section 13 of the Offer to Purchase (see Exhibit 99). Pursuant to its Stockholder Agreement, AIP (which owns approximately 44% of the outstanding shares) has also agreed to vote its shares in favor of the Merger (as defined in the Offer to Purchase), the adoption by the Company of the Merger Agreement (as defined in the Offer to Purchase) and the approval of the terms thereof and each of the other transactions contemplated by the Merger Agreement, and agreed to vote against (i) any Takeover Proposal (as defined in the Offer to Purchase) by any third party, and (ii) certain actions by the Company. Pursuant to its Stockholder Agreement, AIP has also delivered to Parent an irrevocable proxy pursuant to which it irrevocably appointed representatives of Parent and the Purchaser as its proxies and attorneys-in-fact to vote its Shares in the foregoing manner at any time until the earlier to occur of the valid termination of the Merger Agreement or the effective time of the Merger.

          (a) through (g): The information set forth in the "Introduction," Section 11 ("Background of the Offer; Past Contacts, Transactions or Negotiations with the Company"), Section 12 ("Purpose of the Offer and the Merger; Plans for the Company") and Section 13 ("The Merger Agreement and the Stockholder Agreements") of the Offer to Purchase is incorporated herein by reference.

          (h), (i) and (j): The information set forth in Section 7 ("Certain Effects of the Transaction") of the Offer to Purchase is incorporated herein by reference.

Item 5.          Interest in Securities of the Issuer.

          (a)      The aggregate number of shares of Common Stock of the Company as to which the reporting persons have beneficial ownership is 4,239,470. Based on representations made by the Company in the Agreement and Plan of Merger (see Exhibit 99.17), this number represents approximately 43.8% of the outstanding shares of the Company's Common Stock (excluding shares held in the treasury of the Company or by any subsidiary of the Company and shares subject to outstanding options).

          (b)      The information set forth in the "Introduction" and in Section 13 ("The Merger Agreement and the Stockholder Agreements") and Annex I of the Offer to Purchase is incorporated herein by reference.

          (c)      Neither Caradon plc, Parent or the Purchaser, nor, to the best of their knowledge, any of the persons listed in Annex I of the Offer to Purchase, has, during the last 60 days, been a party to any transactions in the Company's Common Stock, except the Stockholder Agreements described in the "Introduction" and in Section 13 ("The Merger Agreement and the Stockholder Agreements") of the Offer to Purchase.

          (d) and (e): Not applicable.

Item 6.           Contracts, Arrangements, Understandings or Relationships With Respect to
                      the Subject Company's Securities.

          The information set forth in the "Introduction," Section 11 ("Background of the Offer; Past Contacts, Transactions or Negotiations with the Company") and Section 13 ("The Merger Agreement and the Stockholder Agreements") of the Offer to Purchase is incorporated herein by reference.

Item 7.          Material to Be Filed as Exhibits.

99.1	Offer to Purchase dated August 3, 1999.*

99.2	Letter of Transmittal.*

99.3	Loan Agreement (long term) dated December 22, 1998 among Caradon plc and Bank of America National Trust & Savings Association.*

99.4	Loan Agreement (long term) dated December 22, 1998 among Caradon plc and Barclays Bank plc *

99.5	Loan Agreement (long term) dated December 22, 1998 among Caradon plc and Midland Bank plc*

99.6	Loan Agreement (long term) dated December 22, 1998 among Caradon plc and National Westminster Bank plc *

99.7	Loan Agreement (long term) dated December 22, 1998 among Caradon plc and Royal Bank of Canada Europe Limited *

99.8	Loan Agreement (long term) dated December 22, 1998 among Caradon plc and UBS AG London Branch *

99.9	Loan Agreement (long term) dated March 23, 1999 among Caradon plc and Westdeutsche Landesbank Girozentrale *

99.10	Loan Agreement (long term) dated December 22, 1998 among Caradon plc and Den Danske Bank London Branch *

99.11	Loan Agreement (short term) dated December 22, 1998 among Caradon plc and Barclays Bank plc *

99.12	Loan Agreement (short term) dated December 22, 1998 among Caradon plc and Midland Bank plc *

99.13	Loan Agreement (short term) dated December 22, 1998 among Caradon plc and National Westminster Bank plc *

99.14	Loan Agreement (short term) dated December 22, 1998 among Caradon plc and Royal Bank of Canada Europe Limited *

99.15	Loan Agreement (short term) dated March 23, 1999 among Caradon plc and Westdeutsche Landesbank Girozentrale *

99.16	Loan Agreement (short term) dated December 22, 1998 among Caradon plc and Den Danske Bank London Branch *

99.17	Agreement and Plan of Merger dated as of July 28, 1999 among Parent, the Purchaser and the Company *

99.18	Stockholder Agreement dated July 28, 1999 between Parent, the Purchaser and American Industrial Partners Capital Fund, L.P.*

99.19	Form of Stockholder Agreement dated July 28, 1999 between Parent, the Purchaser and certain directors and executive officers of the Company *

99.20	Confidentiality Agreement dated June 10, 1999 between Parent and the Company*

99.21	Assurance Letter dated July 28, 1999 from Caradon plc to the Company *

99.22	Agreement between Caradon plc, Parent and the Purchaser relating to filing of Schedule 13D

*	Filed as an exhibit to the Schedule 14-D-1 of Caradon plc, Caradon Inc. and E Acqco Inc., filed with the Commission on August 3, 1999 and incorporated herein by reference.

SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 6, 1999	CARADON PLC

By: /s/Martin Clark
Name: Martin Clark
Title: Group Finance Director

Dated: August 6, 1999	CARADON INC.

By: /s/Robert B. Leckie
Name: Robert B. Leckie
Title: Vice President

Dated: August 6, 1999	E ACQCO INC.

By: /s/Robert B. Leckie
Name: Robert B. Leckie
Title: Vice President

EXHIBIT INDEX

Exhibit
Number	Document

99.1	Offer to Purchase dated August 3, 1999.*

99.2	Letter of Transmittal.*

99.3	Loan Agreement (long term) dated December 22, 1998 among Caradon plc and Bank of America National Trust & Savings Association.*

99.4	Loan Agreement (long term) dated December 22, 1998 among Caradon plc and Barclays Bank plc *

99.5	Loan Agreement (long term) dated December 22, 1998 among Caradon plc and Midland Bank plc*

99.6	Loan Agreement (long term) dated December 22, 1998 among Caradon plc and National Westminster Bank plc *

99.7	Loan Agreement (long term) dated December 22, 1998 among Caradon plc and Royal Bank of Canada Europe Limited *

99.8	Loan Agreement (long term) dated December 22, 1998 among Caradon plc and UBS AG London Branch *

99.9	Loan Agreement (long term) dated March 23, 1999 among Caradon plc and Westdeutsche Landesbank Girozentrale *

99.10	Loan Agreement (long term) dated December 22, 1998 among Caradon plc and Den Danske Bank London Branch *

99.11	Loan Agreement (short term) dated December 22, 1998 among Caradon plc and Barclays Bank plc *

99.12	Loan Agreement (short term) dated December 22, 1998 among Caradon plc and Midland Bank plc *

99.13	Loan Agreement (short term) dated December 22, 1998 among Caradon plc and National Westminster Bank plc *

99.14	Loan Agreement (short term) dated December 22, 1998 among Caradon plc and Royal Bank of Canada Europe Limited *

99.15	Loan Agreement (short term) dated March 23, 1999 among Caradon plc and Westdeutsche Landesbank Girozentrale *

99.16	Loan Agreement (short term) dated December 22, 1998 among Caradon plc and Den Danske Bank London Branch *

99.17	Agreement and Plan of Merger dated as of July 28, 1999 among Parent, the Purchaser and the Company *

99.18	Stockholder Agreement dated July 28, 1999 between Parent, the Purchaser and American Industrial Partners Capital Fund, L.P.*

99.19	Form of Stockholder Agreement dated July 28, 1999 between Parent, the Purchaser and certain directors and executive officers of the Company *

99.20	Confidentiality Agreement dated June 10, 1999 between Parent and the Company*

99.21	Assurance Letter dated July 28, 1999 from Caradon plc to the Company *

99.22	Agreement between Caradon plc, Parent and the Purchaser relating to filing of Schedule 13D